                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
             -------------------------------------------------------
                                 (CUSIP Number)

                                 SAC Holding Co.
                       P.O. Box 1022, One Glade Park East,
                              Kittanning, PA 16201
                                 (724) 548-8101
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                                11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                                February 12, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 871371100              SCHEDULE 13D/A               PAGE 2 OF 22 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


    SAC Holding Co.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    537,771
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    537,771
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     537,771
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 871371100              SCHEDULE 13D/A               PAGE 3 OF 22 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


    Roger H. Claypoole
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 871371100              SCHEDULE 13D/A               PAGE 4 OF 22 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


    Snyder Associated Companies, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    537,771
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    537,771
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     537,771
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 871371100              SCHEDULE 13D/A               PAGE 5 OF 22 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


    Dennis C. Zensen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    45,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    694,128
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    45,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    694,128
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,128
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP NO. 871371100                                        Page 6 of 22 Pages



         This Amendment No. 2 (this "AMENDMENT") amends the statement on
Schedule 13D filed on November 21, 2003 (the "ORIGINAL STATEMENT"), which was previously amended by Amendment No. 1 to Schedule 13D filed on December 24, 2003, (the "FIRST AMENDMENT"), by SAC Holding Co. ("SAC"), Snyder Associated Companies, Inc. ("SNYDER"), Roger H. Claypoole and Dennis C. Zensen (collectively, the "REPORTING PERSONS"). The Reporting Persons, as a group, may be deemed, for purposes of Section 13(d) of the Exchange Act of 1934 (the "ACT") to beneficially own shares of stock beneficially owned by the other members of the group. Reference is made to that certain Agreement and Plan of Merger, dated as of November 16, 2003 (the "MERGER AGREEMENT"), among the Issuer, Snyder and SAC, and the merger contemplated thereby (the "MERGER"). On or about February 12, 2004, the Reporting Persons reached certain agreements in principle related to the transactions contemplated by the Merger Agreement, as more fully described below.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the common stock, $0.001 par value per share, of the Issuer (the "ISSUER'S COMMON STOCK"). The principal executive offices of the Issuer are located at 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed jointly by the Reporting Persons. The amended and restated agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.1A to the First Amendment and is incorporated herein by reference.

         Information with respect to each of the Reporting Persons and any Related Person (as defined below) of such Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by or on behalf of any other Reporting Person or of any Related Person of such other Reporting Person. By their signatures on this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Persons. The Reporting Persons may constitute a "group" for purposes of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment. The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of the Issuer covered by this Amendment.

         SAC is a wholly owned subsidiary of Snyder that was formed for the purpose of entering into the Merger Agreement. SAC has not engaged in any business other than to enter into and consummate the Stock Purchase Agreement described below in Item 6 and to enter into the Merger Agreement. The address of SAC's principal business, and of its principal office, is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of SAC (collectively, the "SAC RELATED PERSONS") are set forth on Annex A to this Amendment.

         Snyder is a Pennsylvania corporation that acts as a holding company for its various subsidiaries, which are engaged in the mining, manufacturing, and oil and gas industries. The address of Snyder's principal business, and of its principal office, is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of Snyder (collectively, the "SNYDER RELATED PERSONS") are set forth on Annex B to this Amendment.

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP NO. 871371100                                        Page 7 of 22 Pages


         The SAC Related Persons and Snyder Related Persons are sometimes collectively referred to in this Amendment as the "RELATED PERSONS."

         Roger H. Claypoole is the president of WWF Mushrooms, Inc., which is the general partner of Creekside Mushrooms, Ltd. Creekside Mushrooms, Ltd., is engaged in the growing and marketing of mushrooms. Creekside Mushrooms, Ltd. is an affiliate of Snyder and SAC. Mr. Claypoole's business address, and the principal business address of WWF Mushrooms, Inc., is One Moonlight Drive, Worthington, PA, 16262. Mr. Claypoole is also a director of SAC. Mr. Claypoole is a citizen of the United States of America.

         Dennis C. Zensen is the chairman of the board, president, and chief executive officer of the Issuer. The Issuer is a producer and distributor of products for the mushroom industry. Mr. Zensen's business address, and the principal business address of the Issuer, is 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056. Mr. Zensen in a citizen of the United States of America.

         During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Related Persons, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As noted in Item 4 below, the Reporting Persons are a group for purposes of Section 13(d) of the Act. Each member of the group may be deemed, for purposes of Section 13(d), to beneficially own shares of stock beneficially owned by each of the other members of such group. Below is information as to the shares of the Issuer's Common Stock held by each of the Reporting Persons and, to the knowledge of the Reporting Persons, the Related Persons.

SAC Holding Co.

         SAC beneficially owns 537,771 shares of the Issuer's Common Stock. It acquired these shares pursuant to a stock purchase agreement dated as of November 15, 2003 (the "STOCK PURCHASE AGREEMENT"), among Sylvan, SAC and Steel Partners II, L.P., a Delaware limited partnership. SAC purchased the 537,771 shares from Steel Partners II, L.P. for a purchase price of $6,587,694.75, which purchase was consummated on November 17, 2003. The Stock Purchase Agreement is described in greater detail in Item 6 below. SAC obtained the funds for this purchase from its parent company, Snyder, which in turn obtained these funds from its available working capital.

         The information contained in Item 6, to the extent it relates to source of funds necessary for SAC to consummate the transactions contemplated by the Merger Agreement, are incorporated herein by reference.

Snyder Affiliated Companies, Inc.

         Snyder, as the owner of all of SAC's outstanding securities, may be deemed to beneficially own all of the 537,771 shares of the Issuer's Common Stock beneficially owned by SAC.

         The information contained in Item 6, to the extent it relates to source of funds necessary for

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP NO. 871371100                                        Page 8 of 22 Pages


Sylvan to consummate the transactions contemplated by the Merger Agreement, are incorporated herein by reference.

Dennis C. Zensen

         Dennis C. Zensen beneficially owns 739,128 shares of the Issuer's Common Stock. He acquired 694,128 of these shares at various times, including in connection with the Issuer's organization in 1989, for an aggregate consideration of $25,625, using personal funds. Mr. Zensen holds currently exercisable options to acquire an additional 45,000 shares of Common Stock, which options were granted to him by the Issuer in connection with his services as an executive officer and director of the Issuer.

Mark A. Snyder

         Mark A. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 12,000 shares of the Issuer's Common Stock, of which (i) 1,000 shares are held by the Mark A. Snyder Revocable Trust dated 1/4/99, of which Mark A. Snyder is a trustee, (ii) 1,000 shares are held by the Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner, (iii) 5,000 shares are held by the Annabelle C. Snyder Grandchildren Trust, of which Mark A. Snyder is a trustee, and (iv) the remaining 5,000 shares are held by the Elmer
A. Snyder & Annabelle C. Snyder Trust, of which Mark A. Snyder is a trustee.

         The Mark A. Snyder Revocable Trust dated 1/4/99 acquired its 1,000 shares for $9,325.98 using personal funds. Mark A. Snyder, as trustee of the Mark A. Snyder Trust dated 1/4/99, has agreed in principle to contribute the trust's 1,000 shares of the Issuer's Common Stock to SAC prior to the closing of the Merger, pursuant to the terms of a Master Capitalization agreement (the "MASTER CAPITALIZATION AGREEMENT"). The Master Capitalization Agreement, which has not yet been executed and is not currently in force, is described in greater detail in Item 6 below.

         The shares held by the Elmer A. & Annabelle C. Snyder Family Limited Partnership were gifted to it from a trust controlled by Elmer A. Snyder (another of the Snyder Related Persons) and his wife, Annabelle C. Snyder. The trust had acquired its 1,000 shares for $8,981.18 using personal funds. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares for $50,003.95 using personal funds.

         Mark A. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director and executive officer of SAC.

Charles H. Snyder, Jr.

         Charles H. Snyder, Jr., a Snyder Related Person and a SAC Related Person, beneficially owns 2,500 shares of the Issuer's Common Stock, all of which are held by him as trustee for the Charles H. Snyder, Jr. Second Amended and Restated Revocable Trust Agreement dated 2/16/00. The shares were acquired for $24,950.00 using personal funds. Charles H. Snyder, Jr., as trustee, has agreed in principle to contribute the trust's 2,500 shares of the Issuer's Common Stock to SAC prior to the closing of the Merger, pursuant to the Master Capitalization Agreement.

         Charles H. Snyder, Jr. is a director, executive officer and controlling shareholder of Snyder and is a director of SAC.

                                 SCHEDULE 13D/A

------------------------                                ------------------------
CUSIP NO. 871371100                                        Page 9 of 22 Pages


Dennis C. Snyder

         Dennis C. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,000 shares of the Issuer's Common Stock, of which (i) 1,000 shares are held directly by Dennis C. Snyder and were acquired for $10,040.00 using personal funds, and (ii) the remaining 1,000 shares are held by Ridgepoint Holdings Ltd. Partnership, a Pennsylvania limited partnership of which Ridgepoint Holdings Co. LLC (wholly owned by Dennis C. Snyder) is the sole general partner. Ridgepoint Holdings Ltd. Partnership acquired its shares for $10,040.00 using personal funds. Dennis C. Snyder has agreed in principle to contribute the 1,000 shares of the Issuer's Common Stock that he directly holds to SAC prior to the closing of the Merger, pursuant to the Master Capitalization Agreement.

         Dennis C. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director of SAC.

David E. Snyder

         David E. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 25,300 shares of the Issuer's Common Stock, of which (i) 15,300 shares are held directly by David E. Snyder and were acquired for $153,216.85 using personal funds, (ii) 5,000 shares are held by the Annabelle C. Snyder Grandchildren Trust, of which David E. Snyder is a trustee, and (iii) the remaining 5,000 shares are held by the Elmer A. Snyder & Annabelle C. Snyder Trust, of which David E. Snyder is a trustee. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares for $50,003.95 using personal funds.

         David E. Snyder has agreed in principle to contribute the 15,300 shares of the Issuer's Common Stock that he directly holds to SAC prior to the closing of the Merger, pursuant to the Master Capitalization Agreement.

         David E. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director of SAC.

Thomas C. Snyder

         Thomas C. Snyder, a Snyder Related Person, beneficially owns 10,000 shares of the Issuer's Common Stock, of which (i) 5,000 shares are held by the Annabelle C. Snyder Grandchildren Trust, of which Thomas C. Snyder is a trustee, and (ii) the remaining 5,000 shares are held by the Elmer A. Snyder & Annabelle
C. Snyder Trust, of which Thomas C. Snyder is a trustee. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares for $50,003.95 using personal funds. Thomas C. Snyder is a director, executive officer and controlling shareholder of Snyder.

         None of the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other Related Persons beneficially owns any shares of the Issuer's Common Stock as of the date hereof.

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to the Merger Agreement, among other matters and subject to the terms and conditions set forth therein, SAC will merge with and into the Issuer, with the Issuer as the surviving corporation. At the effective time of the Merger, each share of the Issuer's Common Stock will be converted into the

                                 SCHEDULE 13D/A

------------------------                               -------------------------
CUSIP NO. 871371100                                       Page 10 of 22 Pages



right to receive $12.25 in cash, without interest, except for shares owned by Snyder or any subsidiary of Snyder, including SAC (including shares contributed to it pursuant to the Master Capitalization Agreement). Consummation of the Merger is subject to certain conditions, including: (i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of the Issuer in accordance with applicable chapters of the Nevada Revised Statutes; (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree of a court of competent jurisdiction shall be in effect prohibiting, restricting, or preventing the consummation of the Merger; (iii) expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which termination has been obtained); (iv) the Issuer's obtaining certain necessary or required approvals and consents from third parties or governmental entities; and
(v) satisfaction of certain other conditions. A copy of the Merger Agreement is attached as Exhibit 99.2 to the Original Statement and is incorporated herein by reference. The foregoing and subsequent descriptions of the Merger Agreement are qualified in their entirety by reference to such exhibit.

         At the effective time of the Merger, (i) the certificate of incorporation of SAC will become the certificate of incorporation of the surviving corporation, except that the name of the surviving corporation in such certificate of incorporation shall be changed to Sylvan Inc., (ii) the bylaws of SAC will become the bylaws of the surviving corporation, (iii) the directors of SAC will become the directors of the surviving corporation in each case until their successors are elected or appointed and qualified, and (iv) the officers of SAC will continue as the officers of the surviving corporation until their successors are elected or appointed and qualified. It is anticipated that Virgil
H. Jurgensmeyer and a member of Sylvan's management yet to be determined will also become directors of the surviving corporation.

         Upon consummation of the Merger, each share of SAC's outstanding common stock will convert into one share of the surviving corporation's common stock (which will be the only outstanding shares of the surviving corporation) and the Issuer's Common Stock will cease to be quoted on any quotation system or exchange and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act. All of the outstanding common stock of SAC is currently owned by Snyder. However, prior to the Merger, pursuant to the Master Capitalization Agreement, Snyder and certain of its affiliates and related individuals are expected to invest a total of approximately $31,967,424 in cash and to contribute approximately 19,800 shares of the Issuer's Common Stock to SAC as equity, in return for which they will receive additional shares of SAC. The Master Capitalization Agreement is described in greater detail in Item 6 below. In addition, it is expected that NEAR L.P., an entity controlled by Roger
H. Claypoole and his spouse, will purchase shares of SAC common stock for approximately $1,000,000 in cash prior to the closing of the Merger. It is also expected that Dennis C. Zensen (jointly with his spouse) following the Merger will agree to invest approximately $6,500,000 in the surviving corporation in exchange for shares of the surviving corporation's common stock; however, this is not currently the subject of a binding agreement, Mr. Zensen is not contractually or otherwise obligated to make such investment, and it is anticipated that Mr. Zensen will not make a final decision whether to invest in the surviving corporation until after the Merger has occurred.

         As a result of these purchases and subsequent conversion (pursuant to the terms of the Merger), and assuming Mr. Zensen agrees to make his anticipated investment in the surviving corporation, it is anticipated that the surviving corporation would be owned approximately as follows:

         Stockholder                                          Ownership
         -----------                                          ---------
         Snyder, affiliates and related individuals              83.8%
         NEAR L.P.                                                2.2%
         Dennis C. Zensen (jointly with spouse)                  14.0%

                                 SCHEDULE 13D/A

------------------------                               -------------------------
CUSIP NO. 871371100                                       Page 11 of 22 Pages


         Other than as described above or in Items 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to those enumerated above, although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans.

         The Stock Purchase Agreement, and the acquisition by SAC of the Issuer's Common Stock thereunder, was entered into in connection with, and in furtherance of, the Merger Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Stock Purchase Agreement, SAC beneficially owns 537,771 shares of the Issuer's Common Stock, which constitute approximately 10.4% of the outstanding shares of the Issuer's Common Stock based upon the 5,155,131 shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003. Dennis
C. Zensen beneficially owns 739,128 shares of the Issuer's Common Stock, which constitute approximately 14.2% of the outstanding shares of the Issuer's Common Stock based upon the 5,155,131 shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003. Taken together, these 1,276,899 shares of the Issuer's Common Stock represent approximately 24.6% of the outstanding shares of the Issuer's Common Stock. As a result of their status as members of a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act, each of the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) such shares.

         In addition, (i) Mark A. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 12,000 shares of the Issuer's Common Stock (10,000 shares of which are also deemed to be beneficially owned by David E. Snyder and Thomas C. Snyder), (ii) Charles H. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,500 shares of the Issuer's Common Stock, (iii) Dennis C. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,000 shares of the Issuer's Common Stock, (iv) David E. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 25,300 shares of the Issuer's Common Stock (10,000 shares of which are also deemed to be beneficially owned by Mark A. Snyder and Thomas C. Snyder), and (v) Thomas C. Snyder, a Snyder Related Person, beneficially owns 10,000 shares of the Issuer's Common Stock (all of which are also deemed to be beneficially owned by Mark A. Snyder and David E. Snyder). These shares, when taken together with the 1,276,899 shares of the Issuer's Common Stock deemed beneficially owned by the Reporting Persons, would represent 1,308,699 shares of the Issuer's Common Stock, or approximately 25.4% of the outstanding shares of the Issuer's Common Stock, based upon the 5,155,131 shares outstanding on November 4, 2003. The filing of this Amendment and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an

                                 SCHEDULE 13D/A

------------------------                               -------------------------
CUSIP NO. 871371100                                       Page 12 of 22 Pages


admission that any Reporting Person, or any of the Related Persons, are the beneficial owners of any shares of the Issuer's Common Stock in which such persons do not have a pecuniary interest.

         (b) The following table sets forth, with respect to each of the Reporting Persons and Related Persons who beneficially owns any shares of the Issuer's Common Stock, the number of shares of the Issuer's Common Stock as to which such person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

                                        SOLE VOTING        SHARED VOTING POWER  SOLE POWER        SHARED POWER
NAME                                    POWER                                   TO DISPOSE        TO DISPOSE
--------------------------------------- ------------------ -------------------- ----------------- -------------------
SAC Holding Co.                         - 0 -              537,771              - 0 -             537,771
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Snyder Associated Companies, Inc.       - 0 -              537,771              - 0 -             537,771
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Roger H. Claypoole                      - 0 -              - 0 -                - 0 -             - 0 -
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Dennis C. Zensen                        45,000             694,128(1)           45,000            694,128(1)
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Mark A. Snyder                          2,000              10,000               2,000             10,000
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Charles H. Snyder                       2,500              - 0 -                2,500             - 0 -
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Dennis C. Snyder                        2,000              - 0 -                2,000             - 0 -
--------------------------------------- ------------------ -------------------- ----------------- -------------------
David E. Snyder                         15,300             10,000               15,300            10,000
--------------------------------------- ------------------ -------------------- ----------------- -------------------
Thomas C. Snyder                        - 0 -              10,000               - 0 -             10,000
--------------------------------------- ------------------ -------------------- ----------------- -------------------

---------------
(1)      Mr. Zensen's shares are owned jointly with his spouse.

         (c) There have been no transactions in the Issuer's Common Stock by any of the Reporting Persons or Related Persons since the filing of the First Amendment.

         (d) The Mark A. Snyder Revocable Trust dated 1/4/99, of which Mark A. Snyder is the sole trustee, would have the right to receive dividends from, and proceeds from the sale of, the 1,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Mark A. Snyder by virtue of his role as trustee), as described above in Item 3. The Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner, would have the right to receive dividends from, and proceeds of the sale of, the 1,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Mark A Snyder by virtue of his role as general partner), as described above in Item 3. The Annabelle C. Snyder Grandchildren Trust, of which Thomas C. Snyder, David E. Snyder and Mark A. Snyder are trustees, would have the right to receive dividends from, and proceeds of the sale of, the 5,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Thomas C. Snyder, David E. Snyder and Mark A. Snyder by virtue of their role as trustees), as described above in Item 3. The Elmer A. Snyder & Annabelle C. Snyder Trust, of which Thomas C. Snyder, David E. Snyder and Mark A. Snyder are trustees, would have the right to receive dividends from, and proceeds of the sale of, the 5,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Thomas C. Snyder, David E. Snyder and Mark A. Snyder by virtue of their role as trustees), as described above in Item 3. Ridgepoint Holdings Ltd. Partnership, a Pennsylvania limited partnership of which Ridgepoint Holdings Co. LLC (wholly owned by Dennis C. Snyder) is the sole general partner, would have the right to receive dividends from, and proceeds of the sale of, the 1,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Dennis C. Snyder by virtue of his role as sole owner of the general partner), as described above in Item 3. The Charles H. Snyder, Jr. Second Amended and Restated Revocable Trust Agreement dated 2/16/00, of which Charles H. Snyder, Jr. is the sole trustee, would have the right to receive dividends from, and proceeds of the sale of, the 2,500 shares of the Issuer's Common Stock owned by it (and beneficially owned by Charles H. Snyder by virtue of his role as trustee), as described in Item 3. No other person other than the Reporting Persons or the Related Persons, as applicable, is known to have the right to

                                 SCHEDULE 13D/A
-------------------------                             --------------------------
CUSIP NO. 871371100                                          Page 13 of 22 Pages


receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the securities covered by this Amendment.

         (e) Subsection (e) of Item 5 to Schedule 13D is not applicable as of the date of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merger Agreement

         On November 16, 2003, the Issuer entered into the Merger Agreement with Snyder and SAC, pursuant to which Snyder is to acquire the Issuer by means of a merger of SAC with and into the Issuer, with the Issuer as the surviving corporation. The Merger Agreement is described in greater detail in Item 4 above. A copy of the Merger Agreement is included as Exhibit 99.2 to the Original Statement and is incorporated herein by reference.

Stock Purchase Agreement

         On November 15, 2003, Snyder and SAC entered into the Stock Purchase Agreement with Steel Partners II, L.P., pursuant to which SAC agreed to purchase 537,771 shares of the Issuer's Common Stock for a purchase price of $6,587,694.75, or $12.25 per share. This purchase was consummated on November 17, 2003. Under the terms of the Stock Purchase Agreement, Snyder also paid to Steel Partners II, L.P. $60,000 as reimbursement for certain legal and related expenses that it had incurred. In addition, Snyder agreed that, in the event it were to agree to increase the merger consideration payable under the Merger Agreement such that the Issuer's stockholders are entitled to receive in excess of $12.25 per share of the Issuer's Common Stock (the amount of any such excess per share being referred to herein as the "OVERAGE"), and such merger were consummated, Snyder would pay to Steel Partners II, L.P. an amount equal to the product obtained by multiplying (i) the Overage, by (ii) 537,771. A copy of the Stock Purchase Agreement is included as Exhibit 99.3 to the Original Statement and is incorporated herein by reference. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement.

Voting Agreement

         On November 16, 2003, Snyder entered into a voting agreement (the "VOTING AGREEMENT"), with each of the following stockholders of the Issuer:
Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Nelson Obus (collectively, the "WYNNEFIELD STOCKHOLDERS"). Nelson Obus is a director of the Issuer. To the knowledge of the Reporting Persons, the Wynnefield Stockholders currently hold, in the aggregate, 1,056,886 shares of the Issuer's Common Stock (herein, the "ORIGINAL SHARES"), or approximately 20.5% of the Issuer's Common Stock, as more fully set forth on Annex C hereto, which is incorporated herein by reference.

         Pursuant to the Voting Agreement, each of the Wynnefield Stockholders has agreed, among other things, (i) to vote each share of the Issuer's Common Stock beneficially owned by such Wynnefield Stockholder, including the Original Shares, in favor of the Merger and adoption of the Merger Agreement, (ii) to vote each such share against any alternative corporate transaction, such as a merger, consolidation or other business combination involving the Company or any sale of 20% or more of its consolidated assets or voting securities, and (iii) if requested by Snyder, to deliver to Snyder duly

                                 SCHEDULE 13D/A
-------------------------                             --------------------------
CUSIP NO. 871371100                                          Page 14 of 22 Pages


executed proxies in voting in favor of the Merger. In addition, under the Voting Agreement, the Wynnefield Stockholders have agreed that if the Merger Agreement is terminated for certain reasons, including as a result of a superior acquisition proposal, and within twelve (12) months following such termination the Issuer merges with or is acquired by a third party in a transaction in which certain conditions are met, each Wynnefield Stockholder will pay to Snyder an amount equal to fifty percent (50%) of the "profit" on such transaction in respect of the Original Shares and any other shares of the Issuer's Common Stock acquired by such stockholders, with such profit being based on the per share consideration received in such merger or acquisition in excess of $12.25 less certain taxes payable on such excess. Snyder has also agreed, under the Voting Agreement, that if the Merger Agreement is terminated for certain reasons, including as a result of a superior acquisition proposal, the Wynnefield Stockholders would have the right, subject to certain conditions, for a 30-day period to "put" the Original Shares to Snyder at a price of $12.25 per share. A copy of the Voting Agreement is included as Exhibit 99.4 to this Statement and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to such exhibit.

Master Capitalization Agreement

         It is anticipated that Snyder, certain Related Persons who intend to invest in SAC, and NEAR L.P., an entity controlled by Roger Claypoole and his spouse, will enter into the Master Capitalization Agreement with SAC substantially in the form of Exhibit 99.5 to this Amendment. However, none of such persons is legally committed to enter into such Master Capitalization Agreement or to make the contributions or investments contemplated thereby. The Reporting Persons do not anticipate there will be any material changes to the form of Master Capitalization Agreement attached hereto.

         It is anticipated that, pursuant to the Master Capitalization Agreement, each party will agree to invest a specified amount of cash in SAC and certain Related Persons will agree to contribute shares of the Issuer's Common Stock to SAC. It is anticipated that, under the terms of the Master Capitalization Agreement, each of the parties thereto will also agree to enter into the Stockholders Agreement (as described below) upon consummation of the Merger.

         Each share of SAC will, upon consummation of the Merger, be converted into one share of the surviving corporation. Snyder is currently the only shareholder of SAC. The following table indicates the number of shares of common stock of SAC that each of the above-referenced persons is expected to purchase prior to the Merger, the consideration paid for such shares, and the approximate percentage that such shares (together, in the case of Snyder, with shares currently held by it) represent of the total outstanding capital stock of SAC immediately prior to the closing of the Merger and prior to Mr. Zensen's anticipated investment in the surviving corporation:

                                                  PURCHASE CONSIDERATION  SHARES ISSUED
                                                  ----------------------  -------------
                                                                SYLVAN                                   PERCENTAGE
NAME OF CONTRIBUTOR                                CASH(10)   SHARES(11)                  TOTAL SHARES    OWNERSHIP
----------------------------------------------------------------------------------------------------------------------
Snyder Associated Companies, Inc.                 $28,217,424              2,303,463       2,841,234(12)     87.46%
----------------------------------------------------------------------------------------------------------------------
TC Snyder Family Limited Partnership(1)           $   625,000                 51,020          51,020          1.57%
----------------------------------------------------------------------------------------------------------------------
David E. Snyder and Sandra J. Snyder joint        $   625,000                 51,020          51,020          1.57%
tenants by entirety (2)
----------------------------------------------------------------------------------------------------------------------
David E Snyder (2)                                              15,300        15,300          15,300          0.47%
----------------------------------------------------------------------------------------------------------------------
Westmont Limited Partnership (3)                  $   625,000                 51,020          51,020          1.57%
----------------------------------------------------------------------------------------------------------------------
Mark A. Snyder Revocable Trust dated 1/4/99 (4)                  1,000         1,000           1,000          0.03%
----------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr. Second Amended and                        2,500         2,500           2,500          0.08%
Restated Revocable Trust Agreement dated
2/16/00(5)
----------------------------------------------------------------------------------------------------------------------
Ridgepoint Holdings Limited Partnership (6)       $   875,000                 71,429          71,429          2.20%
----------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------------                             --------------------------
CUSIP NO. 871371100                                          Page 15 of 22 Pages

----------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder                                                 1,000         1,000           1,000          0.03%
----------------------------------------------------------------------------------------------------------------------
Maverick Holdings Limited Partnership (7)         $   375,000                 30,612          30,612          0.94%
----------------------------------------------------------------------------------------------------------------------
Richard G. Snyder Second Amended and Restated     $   625,000                 51,020          51,020          1.57%
Revocable Trust dated 12/13/95 (8)
----------------------------------------------------------------------------------------------------------------------
NEAR L.P. (9)                                     $ 1,000,000                 81,633          81,633          2.51%
----------------------------------------------------------------------------------------------------------------------

(1) TC Snyder Family Limited Partnership is a Pennsylvania limited partnership, of which TC Snyder Family Holdings Company is the sole general partner. TC Snyder is the sole director of TC Snyder Family Holdings Company. The principal place of business of each of the above is c/o TC Snyder, P.O. Box 1022, Kittanning, PA 16201, and its principal business telephone number is 724-548-8101. The source of funds for this investment will be personal funds of cash on hand.

(2) David E. Snyder is a director and executive officer of each of the Snyder Entities.

(3) Westmont Limited Partnership is a Pennsylvania limited partnership, of which Westmont Holdings Company is the sole general partner. Mark A. Snyder and Carolyn P. Snyder are the sole directors of Westmont Holdings Company and Mark A Snyder, President. Mark. A Snyder is a director and executive officer of each of the Snyder Entities. The principal place of business of each of the above is c/o Mark A Snyder, P.O. Box 1022, Kittanning, PA 16201, and its principal business telephone number is 724-548-8101.

(4) The beneficiaries of this trust are Mark A. Snyder, Carolyn P. Snyder, Andrew J. Snyder, Gretchen L. Snyder, Alisha C. Snyder, the trustee of this trust is Mark A. Snyder, and the address of this trust is c/o Mark A Snyder, P.O. Box 1022, Kittanning, PA 16201. Mark. A Snyder is a director and executive officer of each of the Snyder Entities.

(5) The beneficiaries of this trust are Charles H. Snyder, Jr., Louella Snyder, Dennis C. Snyder, Richard G. Snyder, Sally A. Snyder, the trustee of this trust is Charles H. Snyder, Jr., and the address of this trust is c/o Charles H. Snyder, Jr., P.O. Box 1022, Kittanning, PA 16201. Charles H. Snyder, Jr. is a director of SAC and a director and executive officer of Snyder.

(6) Ridgepoint Holdings Limited Partnership is a Pennsylvania limited partnership, of which Ridgepoint Holdings Company, LLC is its sole general partner. Dennis C. Snyder is the president of Ridgepoint Holdings Company, LLC. Dennis C. Snyder is a director of SAC and a director and executive officer of Snyder. The principal place of business of each of the above is c/o Dennis C Snyder, P.O. Box 1022, Kittanning, PA 16201, and its principal business telephone number is 724-548-8101.

(7) Maverick Holdings Limited Partnership is a Pennsylvania limited partnership, of which Maverick Holdings Company, LLC is its sole general partner. Sally A. Snyder is the president of Maverick Holdings Company LLC. The principal place of business of each of the above is c/o Sally A. Snyder, P.O. Box 1022, Kittanning, PA 16201, and its principal business telephone number is 724-548-8101.

(8) The beneficiaries of this trust are Elizabeth K. Snyder, Meghan A. Snyder, Charles R. Snyder-Smith, Clayton R. Snyder-Smith, Cameron R. Snyder-Smith, the trustee of this trust is Richard G. Snyder, and the address of this trust is c/o Richard G. Snyder, P.O. Box 1022, Kittanning, PA 16201. Richard G. Snyder is a director and executive officer of Snyder.

(9) NEAR L.P. is a Pennsylvania limited partnership of which EARN LLC is the sole general partner. Roger Claypoole is the president of EARN LLC, and Roger Claypoole and his spouse, Barbara Claypoole, are the managing members of EARN LLC. The principal place of business of each of NEAR L.P. and EARN LLC is RD # 1, Green Acres Farm, P.O. Box L, Worthington, Pa. 16262, and the principal business telephone number of each of them is 724-297-5526.

(10) The source of funds for the cash investment will be (i) in the case of Snyder, $13.2 million from available working capital and $15 million from a draw on a line of credit, and (ii) in the case of all other individuals and entities, personal funds or cash on hand.

(11) These shares will be valued at $12.25/share at the time of contribution.

(12) Includes 531,771 shares of SAC stock previously issued to Snyder in exchange for providing to SAC the funds necessary to purchase the 531,771 shares of Sylvan common stock from Steel Partners.

         Under the Master Capitalization Agreement, it is also anticipated that Snyder will agree to make a loan to SAC in the amount of approximately $26,500,000. It is anticipated that $14,000,000 of this loan will be repaid promptly following the consummation of the Merger with the proceeds of additional bank loans anticipated to be obtained by the surviving corporation, and that an additional $6,500,000 of this loan will be repaid with the proceeds of the investment of Dennis C. Zensen is anticipated to make in

                                 SCHEDULE 13D/A
-------------------------                             --------------------------
CUSIP NO. 871371100                                          Page 16 of 22 Pages

the surviving corporation promptly following consummation of the Merger.

         It is also contemplated that, under the Master Capitalization Agreement, SAC will agree, as between Snyder and SAC, to assume primary responsibility for paying the merger consideration and other payments required to be paid, or to be caused to be paid, by Snyder, under the terms of the Merger Agreement.

Other Arrangements

         It is anticipated that, pursuant to the terms of the Master Capitalization Agreement, that Snyder, SAC, certain Related Persons and related entities, and NEAR L.P. (an entity controlled by Roger H. Claypoole and his spouse) would enter into a stockholders agreement (the "STOCKHOLDERS AGREEMENT"), to become effective immediately following the consummation of the Merger. It is also anticipated that Dennis C. Zensen will become a party to the Stockholders Agreement after his anticipated investment in the surviving corporation. The Stockholders Agreement would provide the stockholders of the surviving corporation, including Mr. Zensen, with certain rights and obligations, including rights of first refusal, tag-along rights, drag-along rights, and put and call rights with respect to shares of the surviving corporation. However, none of such persons is contractually or otherwise obligated to enter into such Stockholder Agreement.

         It is anticipated that, although they are not contractually or otherwise obligated to do so, Dennis C. Zensen (jointly with his spouse) following the Merger will decide to enter into an executive stock purchase agreement (the "EXECUTIVE STOCK PURCHASE AGREEMENT") pursuant to which they will invest approximately $6,500,000 in the surviving corporation in exchange for 530,612 shares of the surviving corporation's common stock, which would represent approximately 14.0% of the surviving corporation's outstanding stock. It is expected that, under the Executive Stock Purchase Agreement, Mr. Zensen will have the right, but not the obligation, to sell to the surviving corporation set percentages of his stock in the surviving corporation at certain fixed intervals, and upon termination of Mr. Zensen's employment.

         Each of the Reporting Persons has agreed in principle to act as a group in connection with the actions described herein. This arrangement is not the subject of a legally binding agreement among the Reporting Persons. See Items 3 and 4 above.

         Each of the Reporting Persons is a party to an amended and restated joint filing agreement, dated as of December 24, 2003, pursuant to which the Reporting Persons have agreed to file jointly any and all amendments and supplements to the Original Statement (including, without limitation, this Amendment) with the Securities and Exchange Commission ("SEC"). A copy of the amended and restated joint filing agreement is attached as Exhibit 99.1A to the First Amendment and is incorporated herein by reference.

         Dennis C. Zensen has granted to each of Brian S. Belanger and Daniel L. Wessels a power of attorney, with full right of substitution, to execute and file amendments to file amendments to the Original Statement (and to the amended and restated joint filing agreement attached to the First Amendment as Exhibit 99.1A) with the SEC and otherwise, which power of attorney is attached as
Exhibit 24.2 to the First Amendment and is incorporated herein by reference.

         SAC, Sylvan and Roger H. Claypoole have granted to each of Brian S. Belanger and Daniel L. Wessels a power of attorney, with full right of substitution, to execute and file amendments to the Original Statement (and to the joint filing agreement attached thereto as Exhibit 99.1) with the SEC and otherwise, which power of attorney is included on the signature page to the Original Statement and is incorporated herein by reference.

                                 SCHEDULE 13D/A
-------------------------                             --------------------------
CUSIP NO. 871371100                                          Page 17 of 22 Pages


         The Reporting Persons are no longer holding discussions with Virgil H. Jurgensmeyer and Chas. A. Neal & Co. regarding a potential investment in SAC or the surviving corporation in connection with the Merger and it has been determined that none of such persons will invest in SAC.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any Related Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.5      Form of Master Capitalization Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.

Date: February 18, 2004


SAC Holding Co.                                Snyder Associated Companies, Inc.

By:          *                                 By:           *
   -------------------------------                ------------------------------
Name:    Elmer A. Snyder                       Name:    Elmer A. Snyder
     -----------------------------                  ----------------------------
Title:   President                             Title:   President
      ----------------------------                   ---------------------------

             *                                               *
----------------------------------             ---------------------------------
Roger H. Claypoole                             Dennis C. Zensen



*By:     /s/ Brian S. Belanger
    ------------------------------
         Brian S. Belanger
         Attorney-in-Fact

                                                                         ANNEX A

Executive Officers, Directors and Controlling Shareholders of
SAC Holding Co. (SAC Related Persons)(1)

---------------------------------------------------------------------------------------------------------------------
NAME                        TITLE/POSITION                               PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------------------------------
Elmer A. Snyder             Executive officer and director               President and director of Snyder
---------------------------------------------------------------------------------------------------------------------
David E. Snyder             Director                                     Vice president, treasurer, and director of
                                                                         Snyder
---------------------------------------------------------------------------------------------------------------------
Mark A. Snyder              Executive officer and director               Treasurer, Secretary and director of Snyder
---------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.      Director                                     Executive vice president and director of
                                                                         Snyder
---------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder            Director                                     Vice president and director of Snyder
---------------------------------------------------------------------------------------------------------------------
Roger H. Claypoole          Director                                     President of WWF Mushrooms, Inc.
---------------------------------------------------------------------------------------------------------------------
Snyder Associated           Controlling shareholder                      N/A
Companies, Inc.
---------------------------------------------------------------------------------------------------------------------

(1) The business address of each of the SAC Related Persons other than Roger H. Claypoole is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The business address of Mr. Claypoole is One Moonlight Dr. Worthington, PA 16262. Each of the SAC Related Persons who is a natural person is a citizen of the United States of America.

                                                                         ANNEX B

Executive Officers, Directors and Controlling Shareholders of the
Snyder Associated Companies, Inc. (Snyder Related Persons)(1)

---------------------------------------------------------------------------------------------------------------------
NAME                        TITLE/POSITION                               PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------------------------------
Elmer A. Snyder             Executive officer and director               President and director
---------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Sr.      Executive officer and director               Chairman and chief executive officer
---------------------------------------------------------------------------------------------------------------------
Thomas C. Snyder            Executive officer, director and              Vice president and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------
David E. Snyder             Executive officer, director and              Vice president, treasurer, and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------
Mark A. Snyder              Executive officer, director and              Secretary and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.      Executive officer, director and              Executive vice president and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder            Executive officer, director and              Vice president and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------
Richard G. Snyder           Executive officer, director and              Vice president and director
                            controlling shareholder
---------------------------------------------------------------------------------------------------------------------

(1) The business address of each of the Snyder Related Persons is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. Each of the Snyder Related Persons is a citizen of the United States of America. Unless otherwise indicated, each of the listed titles, positions and principal occupations is with Snyder Associated Companies, Inc.

                                                                         ANNEX C

Shares of the Issuer's Common Stock held by the Wynnefield Stockholders as set forth in the Voting Agreement:

-------------------------------------------------------------------------------
NAME                                                              NO. OF SHARES
-------------------------------------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                            382,897
-------------------------------------------------------------------------------
Wynnefield Partners Small Cap Value, L.P. I                          507,303
-------------------------------------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.                       178,686
-------------------------------------------------------------------------------
Nelson Obus                                                            0*
-------------------------------------------------------------------------------

* Mr. Obus currently holds options to acquire 12,000 shares of the Issuer's Common Stock.

                        INDEX OF EXHIBITS TO SCHEDULE 13D


Exhibit 99.5      Form of Master Capitalization Agreement.